UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28932/ September 28, 2009

In the Matter of	:
	:
ADVISORONE FUNDS	:
CLS INVESTMENTS, LLC	:
	:
4020 South 147th Street	:
Omaha, Nebraska 68137	:
	:
(812-13643)	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

AdvisorOne Funds and CLS Investments, LLC filed an application on March 16, 2009
and an amendment to the application on August 26, 2009, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants
from section 15(a) of the Act and rule 18f-2 under the Act. The order would permit
applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On August 31, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28894). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by AdvisorOne Funds and CLS Investments, LLC (File No. 812-13643) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary